111 West Monroe Street Chicago, IL 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

September 2, 2016

VIA EDGAR CORRESPONDENCE

Jay Williamson
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street N.E.
 Washington, D.C. 20549

RE:	Amplify ETF Trust File Nos.: 333-207937; 811-23108

Dear Mr. Williamson:
 On behalf of the Amplify ETF Trust (the “Registrant” or the “Trust”), we are transmitting this response letter concerning the Registrant’s registration statement on Form N-1A (the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on May 31, 2016 for the purpose of registering shares of the Amplify YieldShares Prime 5 Dividend ETF (formerly, the YieldShares Prime 5 Dividend ETF) (the “Fund”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”). On July 14, 2016, you provided comments via telephone regarding the Registration Statement. On August 5, 2016, we filed with the Commission an amendment to the Registration Statement and a response letter addressing your comments. On August 11, 2016, you provided additional comments via telephone regarding the Registration Statement. For convenience, we reproduce such comments below (in bold) and address each accordingly. Terms not defined herein have the meanings assigned to them in the Registration Statement.
General
1.	Please provide to the staff a copy of the Index methodology white paper.
Response: The Fund has provided to the staff a copy of the Index methodology under a separate cover.
Prospectus
Fund Fees and Expenses, page 2
1.	Footnote 3 to the fee table discloses the following: “Pursuant to a contractual agreement between the Trust, on behalf of the Fund, and Amplify Investments LLC, the Fund’s investment adviser, the management fees paid to the Fund’s investment adviser will be reduced by 0.10%. This contractual agreement shall continue until one year from the date of this prospectus.” Please therefore confirm that the 3-year expense example, which assumes that the Fund’s operating expenses remain at current levels until October 31, 2017, reflects only one year of expense minimization.

Response: The Registrant confirms that the 3-year expense example reflects only one year of expense minimization.
Principal Investment Strategies, page 3
2.	We note the following statement: “The Adviser believes that the Prime 5 offers the potential for increased income, diversification and reduced share price volatility versus other dividend-focused ETFs.” Please provide the basis for this statement, or remove it. To the extent you provide a response, please be sure to address how the potential for increased income is consistent with the disclosure in “Index Risk” that “the Fund will not time the quarterly rebalancing of the Index with the ex-dividend payment dates of the underlying securities of the ETFs included in the Index.”
Response: The Registrant has revised the statement as follows:
“The Fund believes that the Prime 5 offers the potential for increased income, diversification and reduced share price volatility.”
Management of the Fund, page 13
3.	Please consider replacing “substantially all” with “certain” in the statement that “[o]ut of the management fee, the Adviser pays substantially all of the operating expenses of the Fund, including the cost of transfer agency, custody, fund administration, legal, audit and other service and licensing fees.”
Response: The Registrant has revised the statement as follows:
“[o]ut of the management fee, the Adviser pays certain of the operating expenses of the Fund, including the cost of transfer agency, custody, fund administration, legal, audit and other service and licensing fees.”
Index Methodology, page 22
4.	In your response letter of August 5, 2016, you answered our request for information concerning the creation of the Index as follows: “The Index began publication on July 11, 2016. The proposal for the Index was introduced by the Index Provider to the Adviser in the Spring of 2016. Subsequent to the introduction, the Adviser has had discussions with the Index Provider relating to obtaining further data and understanding the Index methodology, constituent history, and other back-tested numbers.” Please confirm our understanding that the Index Provider contacted the Adviser. Also, please provide the terms of the arrangement between the Index Provider and the Adviser.

Response: The Registrant confirms the staff’s understanding that the Index Provider contacted the Adviser. The license agreement between the Index Provider and the Adviser, dated as of August 25, 2016, grants the Adviser the exclusive license to use the Index, in connection with the Fund, for an initial term of five years, followed by automatic renewal for successive one-year periods, with an annual fee of $1,000.
Additionally, as discussed, the Index methodology will impose an additional screen that addresses the Fund’s compliance with its “Self-Indexing Fund” relief as set forth in Release No. 31764 under the 1940 Act (File No. 812-14424). This screen, which has been introduced by the Fund and added to the Index Methodology, is included for reference as follows:
“If, at any quarterly rebalancing date of the Index, the Fund determines that, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and any rules, regulations or interpretations thereunder, a participation agreement is required in order for the Fund to own an Index constituent, and the Fund is unable to procure such participation agreement, then the Index Provider will, at the quarterly rebalancing date, exclude the constituent. The Index Provider will then select the next eligible Index constituent.”
Further, the Fund has included the following in its prospectus:
“In order to comply with certain of its obligations under the 1940 Act, the Fund will post each day on its website at www.amplifyetfs.com, before the commencement of trading of Shares on the Exchange, the identities and quantities of the Fund’s investment holdings that will form the basis for the Fund’s calculation of its NAV at the end of the business day.”

* * * * * * * *

Tandy Acknowledgment
In connection with the Trust’s Registration Statement, the Trust acknowledges that;
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we may further cooperate with you in any way in the processing of the Registration Statement, please telephone the undersigned at (312) 845-3273.

Very truly yours,

Chapman and Cutler llp

By:	/s/ Walter L. Draney
Walter L. Draney

Enclosure